      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 3/Final)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                                 ---------------

                               CORE INDUSTRIES INC
                            (Name of Subject Company)

                                 ---------------

                                 UD NEVADA CORP.
                                       AND
                       UNITED DOMINION INDUSTRIES LIMITED
                                    (Bidder)

                                 ---------------

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                 ---------------

                                    218675106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                             RICHARD L. MAGEE, ESQ.
                                    SECRETARY
                                 UD NEVADA CORP.
                       UNITED DOMINION INDUSTRIES LIMITED
                           2300 ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28202-6039
                            TELEPHONE: (704) 347-6800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    COPY TO:
                             STEPHEN M. LYNCH, ESQ.
                        ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                         CHARLOTTE, NORTH CAROLINA 28246
                            TELEPHONE: (704) 377-2536

                                 ---------------

 CUSIP No.   218675106              SCHEDULE 14D-1             Page 2 of 8 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           UD Nevada Corp.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           9,958,041
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           92.6%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------


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 CUSIP No.   218675106             SCHEDULE 14D-1               Page  of 8 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           United Dominion Industries Limited
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           9,958,041
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           92.6%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------


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




         This Amendment No. 3/Final (this "Amendment No. 3") is to the Tender Offer Statement on Schedule 14D-1 (the "Statement") that relates to the offer by UD Nevada Corp., a Nevada corporation ("Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Core Industries Inc, a Nevada corporation, at a price of $25.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 2, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2) thereto, respectively. The Statement was filed with the Securities and Exchange Commission on July 2, 1997.

         This Amendment No. 3 reports the expiration of the Offer and constitutes Purchaser's final amendment to the Statement. This Amendment No. 3 also constitutes an amendment to the Statement on Schedule 13D with respect to the acquisition by Purchaser and Parent of beneficial ownership of the Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

         Capitalized terms used in this Amendment No. 3 but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         Item 5 is hereby amended and supplemented by adding to the end thereof the following:

                  On July 31, 1997, pursuant to the Merger Agreement Messrs. Harold M. Marko, Alan E. Schwartz, Richard P. Kughn, Lloyd E. Reuss and Robert G. Stone, Jr. resigned as directors of the Company and the remaining members of the Company's Board of Directors, Messrs. David R. Zimmer and Lawrence J. Murphy, elected William R. Holland, Robert E. Drury and Glenn A. Eisenberg as directors. Each of Messrs. Holland, Drury and Eisenberg is an officer of Parent.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented by adding to the end thereof the following:

                  At 12:00 midnight, New York City time, on Wednesday, July 30, 1997, the Offer expired. Based on the Depositary's report, 9,958,041 Shares were tendered pursuant to the Offer, of which 119,018 were tendered pursuant to notices of guaranteed delivery. On July 31, 1997, effective as of 12:01 a.m., New York City time, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance for payment resulted in Purchaser owning approximately 92.6 percent of the outstanding Shares (87.2% on a fully diluted basis). A copy of a press release of Parent announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(13) and is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding the following:

         (a)(13)  Press release issued by Parent on July 31, 1997

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UD NEVADA CORP.


                                        By:  /s/ GLENN A. EISENBERG
                                             ------------------------------
                                             Name: Glenn A. Eisenberg
                                             Title: Vice President


                                        By:  /s/ ROBERT P. MCKINNEY
                                             ------------------------------
                                             Name: Robert P. McKinney
                                             Title: Assistant Secretary

July 31, 1997

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     UNITED DOMINION INDUSTRIES LIMITED


                                     By:   /s/ GLENN A. EISENBERG
                                           ------------------------------
                                           Name: Glenn A. Eisenberg
                                           Title: Senior Vice President


                                     By:   /s/ ROBERT P. MCKINNEY
                                           ------------------------------
                                           Name: Robert P. McKinney
                                           Title: Assistant Secretary

July 31, 1997

                                  EXHIBIT INDEX



Exhibit
No.
---
(a)(1)*     Form of Offer to Purchase dated July 2, 1997

(a)(2)*     Form of Letter of Transmittal

(a)(3)*     Form of Notice of Guaranteed Delivery

(a)(4)* Form of Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Furman Selz LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(5)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients

(a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)* Summary Advertisement as published in The Wall Street Journal on July 2, 1997

(a)(8)*     Press release issued by Parent on June 26, 1997

(a)(9)*     Press release issued by the Company on June 26, 1997

(a)(10)* Form of Letter from Putnam Investments to participants in Core Industries Inc 401(k) Plans, with transmittal instructions

(a)(11)*    Press release issued by Parent on July 23, 1997

(a)(12) Press release issued by Parent on July 29, 1997 (incorporated by reference to Exhibit (a)(14) to Amendment No. 4/Final to Schedule 14D-1 of Parent and UD Delaware Corp. with respect to Imo Industries Inc. dated July 29, 1997)

(a)(13)     Press release issued by Parent on July 31, 1997

(b)(1)* Commitment letter dated June 24, 1997 from Royal Bank of Canada in favor of Parent and United Dominion Industries, Inc.

(b)(2)* $650,000,000 Second Amendment and Restatement of the Credit Agreement and Guaranty, dated as of July 28, 1997, among Parent, United Dominion Industries, Inc. and United Dominion Holdings, Inc., as Obligors, the financial institutions named therein, as Banks, and Royal Bank of Canada, as Agent

(c)(1)* Agreement and Plan of Merger, dated as of June 25, 1997, among Parent, Purchaser and the Company

(c)(2)* Confidentiality Agreement dated October 2, 1996 between the Company and United Dominion Industries, Inc.

(c)(3)* Letter Agreement dated June 20, 1997 between the Company and Parent regarding payment of certain fees

-----------------------
*  Previously filed.

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